Exhibit 99.1

OKYO Pharma to Reschedule Key Opinion Leader Event in Dry Eye Disease to May 2024

London and New York, NY, April 8, 2024 – OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing innovative ocular therapies for the treatment of inflammatory dry eye disease (DED), a multi-billion-dollar market, and anterior ocular segment diseases including neuropathic corneal pain (NCP), an ocular condition associated with pain but without an FDA approved therapy, announces that it will be rescheduling a Key Opinion Leader (KOL) event entitled “KOL Event Presenting Comprehensive Detailed Results from the Phase 2 Trial of OK-101 in Dry Eye Disease” originally planned for April 9th, 2024 at 12:00 PM ET until May 2024. The Company is rescheduling its event so that it can incorporate additional key analyses of its clinical data which it plans to present at upcoming ophthalmic conferences.

OKYO is planning to make a presentation at “Dry Horizons Symposium Navigating the Future of Dry Eye Research”, an event preceding the Association for Research in Vision and Ophthalmology (ARVO) conference with details provided below.

Date: Friday May 3, 2024, 2:50-3:45 PM PST

Venue: Four Seasons Seattle, WA

Presenter: Gary Jacob, PhD, Chief Executive Officer

About Dry Horizons Symposium

Uniting clinical leaders and industry innovators to tackle significant challenges in the dry eye market. With the rising prevalence of dry eye disease, the shortcomings of existing treatments, as well as new opportunities for advancing clinical pathways based on recent successful therapies, this symposium will provide in-depth coverage of the global landscape of Dry Eye and the opportunity for further innovation. From the impact of technology use on eye health, to unexplored therapeutics, to accelerating research and development, this new event will showcase the urgent need for innovative clinical solutions to benefit current and future patients.

About OK-101

OK-101 is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing efficacy signals in mouse models of dry eye disease and corneal neuropathic pain (NCP), respectively, and is designed to combat washout through the inclusion of the lipid anchor built into the drug molecule to enhance the residence time of OK-101 within the ocular environment. OK-101 recently showed statistical significance in multiple endpoints in a recently completed Phase 2, multi-center, double-blind, placebo-controlled trial of OK-101 to treat DED.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of DED and NCP, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat inflammatory DED and ocular pain. In addition to the recently completed Phase 2 DED trial, OKYO also has plans underway for the opening of a Phase 2 trial for OK-101 to treat NCP in patients with this debilitating condition. For further information, please visit www.okyopharma.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements, including with respect to the anticipated timing of completion of enrolment of the Company’s Phase 2 trial of topical ocular OK-101 to treat DED and the release of top-line data therefrom. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	917-497-7560
Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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